Exhibit 12.1
STATER BROS. HOLDINGS INC.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)
(Unaudited)

	Sept. 27, 2009(1)	Sept. 26, 2010(1)	Sept. 25, 2011(1)	Sept. 30, 2012(1)	Sept. 29, 2013(1)
Earnings:
Income before income taxes	$54,250	$41,171	$44,446	$63,577	$50,917
Amortization of capitalized interest	849	843	829	824	826
Interest	65,572	65,330	51,640	45,985	44,438
Less interest capitalized during the period	(522)	(16)	(353)	(396)	(361)
Net amortization of debt discount and premium and issuance expense	3,202	3,202	6,009	2,293	2,224
Interest portion of rental expense	25,319	26,891	27,316	28,046	28,727
Earnings as adjusted	$148,670	$137,421	$129,887	$140,329	$126,771
Fixed charges:
Interest	$65,572	$65,330	$51,640	$45,985	$44,438
Net amortization of debt discount and premium and issuance expense	3,202	3,202	6,009	2,293	2,224
Interest portion of rental expense	25,319	26,891	27,316	28,046	28,727
Fixed Charges	$94,093	$95,423	$84,965	$76,324	$75,389
Ratio of earnings to fixed charges	1.58	1.44	1.53	1.84	1.68

(1) Fiscal years 2009, 2010, 2011 and 2013 were 52-week years while fiscal 2012 was a 53-week year.